Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Endeavour Silver Corp. (the "Company")
1130 - 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

Item 2. Date of Material Change

 May 31, 2023

Item 3. News Release

News Release dated May 31, 2023 was disseminated through GlobeNewswire.

Item 4. Summary of Material Change

On May 31, 2023, the Company filed an amended technical report titled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico - Amended" dated May 15, 2023, with an effective date of September 9, 2021 in respect of the Company's Terronera project (the "Amended Terronera Report").

Item 5.1 Full Description of Material Change

On May 31, 2023, the Company filed the Amended Terronera Report. The Amended Terronera Report addresses comments raised by the British Columbia Securities Commission (the "BCSC") in the course of a pre-filing review conducted by the BCSC at the Company's request.

The Amended Terronera Report amends the technical report titled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico" dated October 21, 2021 and effective September 9, 2021 (the "Original Terronera Report") and contains no material differences to the Original Terronera Report filed on October 25, 2021. A summary of the scientific and technical information contained in the Original Terronera Report can be found in the Company's news release dated September 9, 2021. Two of the eight qualified persons who had prepared the Original Terronera Report were replaced by two new qualified persons.

Attached to this Material Change Report is the summary of the Amended Terronera Report which is a direct extract and reproduction of the complete summary contained in the Amended Terronera Report, without material modification or revision.

The detailed disclosure in the Amended Terronera Report is incorporated by reference into this Material Change Report. The Amended Terronera Report is not contained within, nor attached to, this report, but may be accessed under the Company's profile at www.sedar.com (posted on May 31, 2023 under Document Type, "Amended & restated technical report (NI 43-101)-English"), or on the Company's website at www.edrsilver.com.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Daniel Dickson, Chief Executive Officer
Telephone:  (604) 685-9775

Item 9. Date of Report

 June 6, 2023